NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE


05008417

FILE No.
82-3874

SUPPL

May 12, 2005

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated May 12, 2005

RECEIVED
2005 MAY 31 A 11:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PROCESSED
MAY 31 2005
THOMSON
FINANCIAL

for BARBARA O'NEILL

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.0464 FAX: 403.266.2606

FILE No. 82-3874

NEWS RELEASE **MAY 12, 2005**

News Release: **05-05** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Appoints New Director and Provides Exploration Update

Manson Creek Resources Ltd. (Manson) is pleased to announce the appointment of Douglas Bryan as a member of the Board of Directors at the Annual General Meeting of Shareholders held today. The board now consists of Messrs. Regan Chernish, Jean Pierre Jutras, Shane Ebert, James Devonshire and Douglas Bryan. Messrs. Devonshire, Bryan and Ebert have been appointed as members of the Audit Committee.

Mr. Bryan is a professional geologist who has been extensively involved in the exploration industry for over 30 years. He has personally played a role in the formative stages of exploration on numerous high profile projects such as; Tundra (FAT) gold deposit, Musk VMS deposit, Sunrise VMS deposit and the Diavik Diamonds project.

Mr. Bryan has served tenures as Project Geologist / Manager for companies such as Noranda Inc., Covello Bryan and Associates, Diavik Diamond Mines, and he is currently Vice-President Exploration for Allyn Resources Inc.

Manson welcomes Mr. Bryan, and his wealth of exploration expertise, to the Corporation. The Corporation looks forward to his valued input into current and future exploration projects.

EXPLORATION UPDATE

Manson looks forward to an active and productive year on its projects located in British Columbia and the Yukon. A brief outline of the planned programs is provided below.

CR Property

The CR property is a copper – molybdenum porphyry target located near Houston BC. The CR will see a detailed soil sampling program beginning in late May that will follow up on the discovery made in 2004 of a large copper soil geochemical anomaly (Burn anomaly). The copper anomaly encompasses a zone 500 by 200 meters with copper in soils greater than 100 ppm (parts per million), including a core 280 meters by 70 meters with copper in soils ranging in values from 750 ppm to 16,500 ppm (1.65% copper). This zone is located immediately along strike and to the west from the previously identified mineralized porphyry. The May program will consist of infill sampling lines that will serve to further define the anomaly for the drilling scheduled later in the year.

The geochemical signature at the Burn anomaly is significantly stronger than the copper in soil anomaly associated with the previously documented adjacent South porphyry zone, and coincides with a magnetic anomaly interpreted to reflect an unexposed intrusive body. Manson believes a buried intrusive body may represent the source of the geochemical anomaly and, as such, provides a strong target for further testing.

The program will include extensive prospecting on the recently expanded CR claim block. Additional claims were recently acquired over prospective ground adjacent to the existing claims.

A 1,000m drill program is planned for this summer and it will test the source of the along strike copper soil anomaly as well as verify and expand upon the historical drilling results. Historical intersections encountered numerous mineralized intervals within the porphyry, which had grades of 0.25 to 0.36% copper and 0.03% molybdenum.

Cuprum Property

The Cuprum property, located 50 km north of Whitehorse YT, is a grass roots skarn prospect. The acquisition of the claims is subject to a due diligence visit by Manson geologists in June. If the visit verifies the exploration potential of the prospect there will be a summer program to include geological mapping, a ground magnetic survey and soil sampling.

Tanner and JRS Property

There will be a targeted prospecting and soil sampling program conducted on the Tanner property this field season. There is no scheduled program for the JRS property this year. Manson is currently seeking expressions of interest from other parties in order to advance this and the JRS project.

Options

Manson has granted stock options to directors, officers, and an employee to purchase up to 875,000 common shares for a period of five years commencing on May 12, 2005 at an exercise price of $0.15 per share, subject to regulatory approval.

"Regan Chernish"

Regan Chernish
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

FILE No.
82-3874

NEWS RELEASE **MAY 12, 2005**

News Release: **05-05** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Appoints New Director and Provides Exploration Update

Manson Creek Resources Ltd. (Manson) is pleased to announce the appointment of Douglas Bryan as a member of the Board of Directors at the Annual General Meeting of Shareholders held today. The board now consists of Messrs. Regan Chernish, Jean Pierre Jutras, Shane Ebert, James Devonshire and Douglas Bryan. Messrs. Devonshire, Bryan and Ebert have been appointed as members of the Audit Committee.

Mr. Bryan is a professional geologist who has been extensively involved in the exploration industry for over 30 years. He has personally played a role in the formative stages of exploration on numerous high profile projects such as; Tundra (FAT) gold deposit, Musk VMS deposit, Sunrise VMS deposit and the Diavik Diamonds project.

Mr. Bryan has served tenures as Project Geologist / Manager for companies such as Noranda Inc., Covello Bryan and Associates, Diavik Diamond Mines, and he is currently Vice-President Exploration for Allyn Resources Inc.

Manson welcomes Mr. Bryan, and his wealth of exploration expertise, to the Corporation. The Corporation looks forward to his valued input into current and future exploration projects.

EXPLORATION UPDATE

Manson looks forward to an active and productive year on its projects located in British Columbia and the Yukon. A brief outline of the planned programs is provided below.

CR Property

The CR property is a copper – molybdenum porphyry target located near Houston BC. The CR will see a detailed soil sampling program beginning in late May that will follow up on the discovery made in 2004 of a large copper soil geochemical anomaly (Burn anomaly). The copper anomaly encompasses a zone 500 by 200 meters with copper in soils greater than 100 ppm (parts per million), including a core 280 meters by 70 meters with copper in soils ranging in values from 750 ppm to 16,500 ppm (1.65% copper). This zone is located immediately along strike and to the west from the previously identified mineralized porphyry. The May program will consist of infill sampling lines that will serve to further define the anomaly for the drilling scheduled later in the year.

The geochemical signature at the Burn anomaly is significantly stronger than the copper in soil anomaly associated with the previously documented adjacent South porphyry zone, and coincides with a magnetic anomaly interpreted to reflect an unexposed intrusive body. Manson believes a buried intrusive body may represent the source of the geochemical anomaly and, as such, provides a strong target for further testing.

The program will include extensive prospecting on the recently expanded CR claim block. Additional claims were recently acquired over prospective ground adjacent to the existing claims.

A 1,000m drill program is planned for this summer and it will test the source of the along strike copper soil anomaly as well as verify and expand upon the historical drilling results. Historical intersections encountered numerous mineralized intervals within the porphyry, which had grades of 0.25 to 0.36% copper and 0.03% molybdenum.

Cuprum Property

The Cuprum property, located 50 km north of Whitehorse YT, is a grass roots skarn prospect. The acquisition of the claims is subject to a due diligence visit by Manson geologists in June. If the visit verifies the exploration potential of the prospect there will be a summer program to include geological mapping, a ground magnetic survey and soil sampling.

Tanner and JRS Property

There will be a targeted prospecting and soil sampling program conducted on the Tanner property this field season. There is no scheduled program for the JRS property this year. Manson is currently seeking expressions of interest from other parties in order to advance this and the JRS project.

Options

Manson has granted stock options to directors, officers, and an employee to purchase up to 875,000 common shares for a period of five years commencing on May 12, 2005 at an exercise price of $0.15 per share, subject to regulatory approval.

"Regan Chernish"

Regan Chernish
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

FILE No.
82-3874

NEWS RELEASE **MAY 12, 2005**

News Release: **05-05** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Appoints New Director and Provides Exploration Update

Manson Creek Resources Ltd. (Manson) is pleased to announce the appointment of Douglas Bryan as a member of the Board of Directors at the Annual General Meeting of Shareholders held today. The board now consists of Messrs. Regan Chernish, Jean Pierre Jutras, Shane Ebert, James Devonshire and Douglas Bryan. Messrs. Devonshire, Bryan and Ebert have been appointed as members of the Audit Committee.

Mr. Bryan is a professional geologist who has been extensively involved in the exploration industry for over 30 years. He has personally played a role in the formative stages of exploration on numerous high profile projects such as; Tundra (FAT) gold deposit, Musk VMS deposit, Sunrise VMS deposit and the Diavik Diamonds project.

Mr. Bryan has served tenures as Project Geologist / Manager for companies such as Noranda Inc., Covello Bryan and Associates, Diavik Diamond Mines, and he is currently Vice-President Exploration for Allyn Resources Inc.

Manson welcomes Mr. Bryan, and his wealth of exploration expertise, to the Corporation. The Corporation looks forward to his valued input into current and future exploration projects.

EXPLORATION UPDATE

Manson looks forward to an active and productive year on its projects located in British Columbia and the Yukon. A brief outline of the planned programs is provided below.

CR Property

The CR property is a copper – molybdenum porphyry target located near Houston BC. The CR will see a detailed soil sampling program beginning in late May that will follow up on the discovery made in 2004 of a large copper soil geochemical anomaly (Burn anomaly). The copper anomaly encompasses a zone 500 by 200 meters with copper in soils greater than 100 ppm (parts per million), including a core 280 meters by 70 meters with copper in soils ranging in values from 750 ppm to 16,500 ppm (1.65% copper). This zone is located immediately along strike and to the west from the previously identified mineralized porphyry. The May program will consist of infill sampling lines that will serve to further define the anomaly for the drilling scheduled later in the year.

The geochemical signature at the Burn anomaly is significantly stronger than the copper in soil anomaly associated with the previously documented adjacent South porphyry zone, and coincides with a magnetic anomaly interpreted to reflect an unexposed intrusive body. Manson believes a buried intrusive body may represent the source of the geochemical anomaly and, as such, provides a strong target for further testing.

The program will include extensive prospecting on the recently expanded CR claim block. Additional claims were recently acquired over prospective ground adjacent to the existing claims.

A 1,000m drill program is planned for this summer and it will test the source of the along strike copper soil anomaly as well as verify and expand upon the historical drilling results. Historical intersections encountered numerous mineralized intervals within the porphyry, which had grades of 0.25 to 0.36% copper and 0.03% molybdenum.

Cuprum Property

The Cuprum property, located 50 km north of Whitehorse YT, is a grass roots skarn prospect. The acquisition of the claims is subject to a due diligence visit by Manson geologists in June. If the visit verifies the exploration potential of the prospect there will be a summer program to include geological mapping, a ground magnetic survey and soil sampling.

Tanner and JRS Property

There will be a targeted prospecting and soil sampling program conducted on the Tanner property this field season. There is no scheduled program for the JRS property this year. Manson is currently seeking expressions of interest from other parties in order to advance this and the JRS project.

Options

Manson has granted stock options to directors, officers, and an employee to purchase up to 875,000 common shares for a period of five years commencing on May 12, 2005 at an exercise price of $0.15 per share, subject to regulatory approval.

"Regan Chernish"

Regan Chernish
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.